SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

Amendment No. 1

INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
UNDER THE SECURITIES EXCHANGE ACT OF 1934

BRIAZZ, INC.

(Name of Issuer)

Common Stock, without par value

(Title of Class of Securities)

10782M104

(CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     |_| Rule 13d-1(b)

     |_| Rule 13d-1(c)

     |X|Rule 13d-1(d)

CUSIP No. 10782M104	13G	Page 2 of 4 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Howard D. Schultz
2	Check The Appropriate Box If A Member Of A Group (a) |__| (b) |__|
3	SEC Use Only
4	Citizenship Or Place Of Organization United States
Number of	5	Sole Voting Power 387,997
Shares Beneficially	6	Shared Voting Power -0-
Owned By Each	7	Sole Dispositive Power 387,997
Reporting Person With	8	Shared Dispositive Power -0-
9	Aggregate Amount Beneficially Owned By Each Reporting Person 387,997
10	Check If The Aggregate Amount In Row (9) Excludes Certain Shares* |__|
11	Percent Of Class Represented By Amount In Row 9 6.5%
12	Type Of Reporting Person (See Instructions) IN

CUSIP No. 10782M104	13G	Page 3 of 4 Pages

Item 1	(a).	Name of Issuer:
BRIAZZ, Inc.
Item 1	(b).	Address of Issuer's Principal Executive Offices:
3901 7th Ave. South, Suite 200 Seattle, WA 98108
Item 2	(a).	Name of Person Filing:
Howard D. Schultz
Item 2	(b).	Address of Principal Business Office or, if None, Residence:
2401 Utah Avenue South Seattle, WA 98134
Item 2	(c).	Citizenship:
United States
Item 2	(d).	Title of Class of Securities:
Common Stock; without par value
Item 2	(e).	CUSIP Number:
10782M104
Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities identified in Item 1.
(a)	Amount beneficially owned:
387,997, of which 104,470 are issuable pursuant to warrants that may be exercised within 60 days after December 31, 2002 and 12,337 are issuable pursuant to options that may be exercised within 60 days after December 31, 2002.
(b)	Percent of Class
6.5%
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote
387,997
(ii)	Shared power to vote or to direct the vote

CUSIP No. 10782M104	13G	Page 4 of 4 Pages

-0-
(iii)	Sole power to dispose or to direct the disposition of
387,997
(iv)	Shared power to dispose or to direct the disposition of
-0-
Item 5.	Ownership of Five Percent or Less of a Class
If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
N/A
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
N/A
Item 8.	Identification and Classification of Members of the Group.
N/A
Item 9.	Notice of Dissolution of Group.
N/A
Item 10.	Certification.
N/A

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 7, 2003

By: /s/ Howard D. Schultz Howard D. Schultz